EXHIBIT 12

DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended July 31		Year Ended October 31
	2006	2005	2005	2004	2003	2002	2001
	(In millions of dollars)
Earnings:
Income of consolidated group before income taxes *	$1,806.3	$1,790.5	$2,106.5	$2,100.6	$934.6	$566.7	$(54.0)
Dividends received from unconsolidated affiliates	1.9	1.5	1.9	21.6	3.2	2.2	1.7
Fixed charges excluding capitalized interest	755.8	554.5	779.2	606.5	643.5	659.3	787.7
Total earnings *	$2,564.0	$2,346.5	$2,887.6	$2,728.7	$1,581.3	$1,228.2	$735.4
Fixed charges:
Interest expense of consolidated group including capitalized interest	$746.1	$544.4	$763.2	$592.8	$628.7	$637.6	$766.3
Portion of rental charges deemed to be interest	13.7	10.8	18.2	14.4	15.0	22.1	22.0
Total fixed charges	$759.8	$555.2	$781.4	$607.2	$643.7	$659.7	$788.3
Ratio of earnings to fixed charges*	3.37	4.23	3.70	4.49	2.46	1.86	**

The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries plus dividends received from unconsolidated affiliates. “Earnings” consist of income before income taxes, the cumulative effect of changes in accounting, discontinued operations and fixed charges excluding capitalized interest. “Fixed charges” consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense that is deemed to be representative of the interest factor, and capitalized interest.

The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

*                    Changed in prior periods for the elimination of the discontinued health care operations (see Note 13).

**             For the year ended October 31, 2001, earnings available for fixed charges coverage were $53 million less than the amount required for a ratio of earnings to fixed charges of 1.0.

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